ALPINE SUMMIT ENERGY PARTNERS ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2021 FINANCIAL AND OPERATING RESULTS

Nashville, Tennessee and Vancouver, British Columbia - April 25, 2022 (Newsfile Corp.) - Alpine Summit Energy Partners, Inc. ("Alpine Summit" or the "Company") (TSXV: ALPS.U) (OTCQX: ASEPF) is pleased to announce its financial and operating results for the three and twelve months ended December 31, 2021. Alpine Summit's audited consolidated financial statements and notes, as well as management's discussion and analysis (the "MD&A") for the three months and year ended December 31, 2021 will be available under the Company's issuer profile at "www.sedar.com" and "www.sec.gov/edgar", as well as on the Company's website at "www.alpinesummitenergy.com".

Craig Perry, Chief Executive Officer, remarked: "The Company's execution of its plan is bearing fruit that accrues to the benefit of long-term stakeholders. We look forward to another successful year ahead of us with a continued strong bias towards drilling activity."

Fourth Quarter 2021 Financial and Operating Highlights:

  Alpine Summit's gross production grew by approximately 78% quarter-over-quarter. Maintained average gross production of approximately 9,594 Boe/day and 6,387 Boe/day for the three months and year ended December 31, 2021 (Net 8,581 Boe/day and 5,688 Boe/day, for the respective periods).

  Brought four new wells onto production.

  Reported Adjusted EBITDA1 of approximately US$22.2 million for the three months and US$48.2 million for the full year ended December 31, 2021. Net Income/(Loss) before Non-Controlling Interest was approximately US$15.8 and US$(39.2) million for the comparable periods, respectively.

  Successful repayment and reversion of the first development partnership that was formed during the first quarter of 2021, along with the concurrent closing of the third development partnership ("DP3").

  Closed a new corporate credit facility (the "Corporate Facility") in October 2021. The Corporate Facility was undrawn at close and had a total size of up to US$12.5 million with a one-year maturity, secured by working interests in a subset of the Company's producing assets. After year end, the Corporate Facility was replaced and upsized to US$30.0 million with a new lender, please refer to the subsequent events discussion in the MD&A. As at December 31, 2021, approximately US$2.2 million was drawn on the Corporate Facility.

Fourth Quarter Review & Outlook

During the fourth quarter of 2021 ("Q4"), the Company had continuous rig activity in both Hawkville and Giddings Fields. In today's commodity price environment, development level economics in both areas are significantly in excess of the Company's return hurdles. During Q4, all new wells from the second development partnership ("DP2") were on production, with the last to come online during December 2021. Strong development results drove outperformance versus prior expectations of 8,300 gross Boe/day during Q4.

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1 This is a non-GAAP financial measure. Refer to the "Non-GAAP Financial Measures" section of this news release for further information and a detailed reconciliation to the most directly comparable measure under IFRS.

Development Partnerships

Since the beginning of 2021, Alpine Summit has funded a significant portion of its development activity through development partnerships. All production for DP2 was brought online before the end of Q4. DP3 was fully deployed by the end of the first quarter of 2022 ("Q1"), but is only expected to have a nominal impact on Q1 results. Additionally, both the fourth development partnership ("DP4") and the Red Dawn development partnership ("Red Dawn DP") closed successfully and development activity is underway.

NASDAQ Listing

As previously announced, the Company is in the process of applying for a dual listing on the NASDAQ exchange, and will continue to pursue a NASDAQ application during 2022.

About Alpine Summit Energy Partners, Inc.

Alpine Summit is a U.S. based company that operates and develops oil and gas assets. For additional information on the Company, please visit www.alpinesummitenergy.com.

Further Information

For further information, please contact:

Chris Nilan, Senior Managing Director

Phone: 615.475.8320

Email: ir@alpsummit.com

Darren Moulds, Chief Financial Officer

Phone: 403.390.9260

Email: dmoulds@alpsummit.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information and Statements

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Alpine Summit's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Alpine Summit's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, statements related to the success of the Company's operations in 2022, anticipated production levels in 2022, the impact of DP3 on production, the development activity of DP4 and Red Dawn DP and the NASDAQ listing.

By identifying such information and statements in this manner, Alpine Summit is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Alpine Summit to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this news release, Alpine Summit has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: the impact of the potential listing on the NASDAQ on relationships, including with regulatory bodies, employees, suppliers, contractors and competitors, as well as the potential for Alpine Summit to fail to either meet the NASDAQ listing standards or ultimately be approved for listing by the NASDAQ; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Alpine Summit believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and Alpine Summit does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release are not measures recognized under IFRS and are referred to as non-GAAP financial measures. These non-GAAP measures do not have a standardized meaning and therefore may not be comparable with the calculation of similar measures by other companies. The non-GAAP financial measures included in this news release are "Adjusted EBITDA". These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-GAAP financial measures are considered to be important factors that assist investors in assessing the Company's performance.

Adjusted EBITDA

Management uses Adjusted EBITDA to measure and track the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods. This measure includes net income/(loss) before non-controlling interest with the removal of commodity contract gains/losses and excludes other items which the Company views as "one-time" in nature in order to track the operating performance of the core business and non-cash income or expense items.

The following table provides a reconciliation of Adjusted EBITDA to Net Income/(Loss) before Non-Controlling Interest:

(US$)	3 Months Ended Dec 31		12 Months Ended Dec 31
	2021	2020	2021	2020
Net Income/(Loss) before Non-Controlling Interest:	$15,806,464	$(3,106,657)	$(39,163,493)	$(7,530,178)
(+) Depletion Expense	6,186,751	769,000	16,708,687	1,031,000
(+)Finance Expense	281,488	301,501	17,033,451	366,686
(+) Non-Cash Stock Based Compensation	5,405,548	-	14,478,776	-
(+) Listing expense	-	-	1,301,692	-
(+) Transaction Costs	-	-	1,567,967	-
(+) Commodity contract (gains)/losses	(5,900,857)	4,514,264	33,482,032	4,926,787
(+) Deferred taxes	433,291	-	2,832,215	-
Adjusted EBITDA	$22,212,685	$2,478,108	$48,241,327	$(1,205,705)

Oil and Gas Advisories

The term "boe" means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. "Boe/d" and "boepd" mean barrel of oil equivalent per day.